ARf
3/18/2002

02021439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 7 2002
526

SEC FILE NUMBER
8-51124/2059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GROWN PARTNERS, INC, DBA THE GROWN GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA BLVD.
(No. and Street)

WOODLAND HILLS (City) CA (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL 818-713-8000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS J. BONAGURO
(Name — *if individual, state last, first, middle name*)

2057 FLATBUSH AVE. (Address) BROOKLYN (City) NY (State) 11234 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

OATH OR AFFIRMATION

I, JEFFREY R. KNAKAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWTH ARRANGEMENTS, INC., DBA THE GROWTH GROUP, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

—

—

—

[signature]
Signature

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME BY
JEFFREY R. KNAKAL
THIS 23 DAY OF FEB 02
Marla A. Showalter
NOTARY PUBLIC

Notary Public

MARLA A. SHOWALTER
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1321886
LOS ANGELES COUNTY
My Comm. Exp. Sept. 23, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

FINANCIAL STATEMENT

DECEMBER 31, 2001

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
900 SOUTH AVENUE
STATEN ISLAND, NEW YORK 10314
(718) 568-3614
TELEFAX (718) 568-3681
www.bonfiglioassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Growth Group
Los Angeles, Ca.

We have audited the accompanying balance sheet of The Growth Group as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Growth Group as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Thomas J. Bonfiglio
Staten Island, New York
February 21, 2001

GROWTH PARTNERS, INC dba THE GROWTH GROUP
BALANCE SHEET
DECEMBER 31, 2001

Current Assets		
Cash	11,907	
Total Current Assets	11,907	
TOTAL ASSETS		**11,907**
Current Liabilities	0	
Total Liabilities	0	
Equity		
Paid in Capital	345,023	
Retained Earnings	133,553	
Draw	(466,669)	
Total Equity	11,907	
Total Liabilities & Equity		**11,907**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

Income

Sales	0
Total Income	0
Gross Profit	0

General & Administrative Expenses

(See Schedule A)	(71,461)
Net Income (Loss)	**(71,461)**

SCHEDULE A

G&A Expenses

Consultant	650	
Automobile Expense	10,592	
Postage	2,307	
Entertainment	5,727	
Gifts	325	
Research & Development	296	
Maintenance	2,340	
Miscellaneous Expense	384	
License & Fees	1,046	
Employee Benefits	6,142	
Professionals Fees	2,520	
Rent	23,931	
Taxes Other	1,290	
Telephone	6,427	
Travel	0	
Printing	3,705	
Supplies	3,779	
Total G & A		**71,461**

See Auditor's Report

GROWTH PARTNERS,INC. dba THE GROWTH GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flow From Operating Activities	
Net Income	(71,461)
Cash Flow From Financing Activities	
Distribution Paid	(0)
Increase in Capital	72,000
Total Cash Flow - Financing Activity	72,000
Net Increase in Cash	**539**
Cash: Beginning of Period	**11,368**
Cash: End of Period	**11,907**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	December 31, 2000	Changes	December 31, 2001
Paid in Capital	273,023	72,000	345,023
Retained Earnings	205,014	71,461	133,553
Drawings	(466,669)	0	(466,669)
Total Equity	**11,368**	**539**	**11,907**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

1.) Total Ownership Equity	11,907
2.) Deduct: Ownership Equity Not Allowable	0
3.) Total Ownership Equity for Net Capital	**11,907**
4.) Additions: (Subordinated liabilities, other deductions, etc.)	0
5.) Total Capital	**11,907**
6.) Deduction and/or Charges	0
7.) Other Additional and Credits	0
8.) Net Capital (before haircuts)	**11,907**
9.) Haircuts	0
10.) Net Capital	**11,907**
11.) Minimum Net Capital Required (Aggregate Indebtedness)	0
12.) Minimum Net Capital Requirement	5,000
13.) Net Capital Requirement (greater of line 11 or 12)	5,000
14.) Excess Net Capital (line 10 less 13)	6,907
15.) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**11,907**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL DIFFERENCES

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part 11A.

As such, no reconciliation is need or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL INADEQUACIES

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."